EXHIBIT 5.1

April 7, 2011

Mines Management, Inc.

905 W. Riverside Avenue, Suite 311

Spokane, Washington

Ladies and Gentlemen:

We have acted as Idaho counsel to Mines Management, Inc., an Idaho corporation (the “Company”), in connection with the offer and sale by the Company of 4,800,000 shares (the “Firm Shares”) of the Company’s common stock, par value $0.001 per share, and an additional 320,000 shares of the common stock (the “Option Shares”; and together with the Firm Shares, the “Shares”), in an offering registered under the Securities Act of 1933, as amended.

The Shares are issued pursuant to a prospectus dated October 27, 2009 (the “Base Prospectus”), as supplemented by the final prospectus dated March 8, 2011 (together with the Base Prospectus, the “Prospectus”), and the Underwriting Agreement dated March 3, 2011 by and between the Company and Roth Capital Partners, LLC (the “Underwriting Agreement”).

We have examined originals or certified copies of such corporate records of the Company and other certificates and documents of officials of the Company, public officials and others as we have deemed appropriate for purposes of this letter.  We have assumed the genuineness of all signatures, the legal capacity of each natural person signing any document reviewed by us, the authority of each person signing in a representative capacity (other than the Company) any document reviewed by us, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all copies submitted to us or filed with the Securities and Exchange Commission as conformed and certified or reproduced copies.  In conducting our examination of documents, we have assumed the power, corporate or other, of all parties thereto other than the Company to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and the due execution and delivery by such parties of such documents and that to the extent such documents purport to constitute agreements, such documents constitute valid and binding obligations of such parties.  As to any facts material to our opinion, we have made no independent investigation of such facts and have relied, to the extent that we deem such reliance proper, upon certificates of public officials and officers or other representatives of the Company.  We have also assumed the accuracy of the information included in the Prospectus regarding the number of shares of common stock outstanding or reserved for issuance.

Based upon the foregoing and subject to the assumptions, exceptions, qualifications and limitations set forth herein, we are of the opinion that the issuance of the Shares has been duly authorized and, when and to the extent the Shares are issued against payment therefor in accordance with the Prospectus and the Underwriting Agreement, such Shares will be validly issued, fully-paid and non-assessable.

The opinions and other matters in this letter are qualified in their entirety and subject to the following:

A.                                   The opinions herein are limited to matters governed by the laws of the state of Idaho.  Except as expressly stated above, we express no opinion with respect to any other law.

B.                                     This letter is limited to the matters stated herein, and no opinion is implied or may be inferred beyond the matters expressly stated.  We assume herein no obligation, and hereby disclaim any obligation, to make any inquiry after the date hereof or to advise you of any future changes in the foregoing or of any fact or circumstance that may hereafter come to our attention.

We hereby consent to the filing of this opinion as an exhibit to a Current Report of the Company on Form 8-K.

Sincerely,

HAWLEY TROXELL ENNIS & HAWLEY LLP